September 20, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valvoline Inc.

Registration Statement on Form S-1 (SEC File No. 333-211720)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Valvoline Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on September 22, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 4,500 copies of the Preliminary Prospectus dated September 12, 2016 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

  INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

MORGAN STANLEY & CO. LLC

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Roger C. Matthews
	Name:	Roger C. Matthews, Jr.
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Waleed Martin
	Name:	Waleed Martin
	Title:	Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Thilakshani Dias
	Name:	Thilakshani Dias
	Title:	Executive Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request Letter]